Exhibit 99.1

P R E S S   R E L E A S E

For Immediate Release	6 September 2004

Cadbury Schweppes Appoints Rosemary Thorne
as Non-Executive Director

Cadbury Schweppes plc today announces the appointment of Rosemary Thorne, group finance director of Bradford & Bingley plc, to the Cadbury Schweppes Board effective from 6 September 2004.

Rosemary Thorne (age 52) is a member of the Financial Reporting Council and Financial Reporting Review Panel, and is chairman of the Financial Reporting Committee of The Hundred Group of Finance Directors. Prior to joining Bradford & Bingley she was group finance director of J Sainsbury plc, and group financial controller of Grand Metropolitan, now Diageo plc.

Commenting on the appointment chairman, John Sunderland, says, “Rosemary will add a further breadth of experience and expertise to our board, especially in the area of financial reporting. I am pleased to welcome her to our board.”

- ENDS –
Media Enquiries Cadbury Schweppes: Andraea Dawson-Shepherd 020 7830 5127/5258	Media Enquiries Bradford & Bingley: Siobhan Hotten 020 7067 5627

Notes to editors:

Cadbury Schweppes board membership currently comprises;

    John Sunderland – executive chairman

     Todd Stitzer – chief executive officer

     Roger Carr – deputy chairman and senior independent non-executive

     Dr Wolfgang Berndt – independent non-executive

     Rick Braddock – independent non-executive

     Ken Hanna – chief financial officer

     Bob Stack – chief human resources officer

     David Thompson – independent non-executive

     Baroness Wilcox – independent non-executive

     Mike Clark – chief legal officer and group secretary

Cadbury Schweppes is a major global company which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The group employs around 54,000 people and is a leading world-wide confectionery company. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com